Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

The Board of Directors
First Commonwealth Financial Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-226681 and No. 333-187288) on Form S-3 and in the registration statements (No. 333-159090 and No. 333-238312) on Form S-8 of First Commonwealth Financial Corporation of our report dated March 1, 2019, with respect to the consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows of First Commonwealth Financial Corporation and subsidiaries for the year ended December 31, 2018, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of First Commonwealth Financial Corporation.

/s/ KPMG LLP

Pittsburgh, Pennsylvania
March 1, 2021